================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                     -------------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 1)

                             LCC International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   501810 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Scott D. Sullivan
                      Chief Financial Officer and Secretary
                                 WorldCom, Inc.
                            500 Clinton Center Drive
                           Clinton, Mississippi 39056
                                 (601) 460-5600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 9 Pages)

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


CUSIP No. 501810 10 5             Schedule 13D                 Page 2 of 9 Pages


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     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                                  WorldCom, Inc. 58-1521612

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     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)
                                                                           (b)

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     3    SEC USE ONLY


--------------------------------------------------------------------------------

     4    SOURCE OF FUNDS*
                                                       OO (See Item 3)

--------------------------------------------------------------------------------

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                           Georgia

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  NUMBER OF      7     SOLE VOTING POWER
   SHARES                                             2,841,099 (See Item 5)
              ------------------------------------------------------------------

 BENEFICIALLY
   OWNED BY      8     SHARED VOTING POWER
                                                                0
              ------------------------------------------------------------------

    EACH
  REPORTING      9     SOLE DISPOSITIVE POWER
                                                      2,841,099 (See Item 5)
              ------------------------------------------------------------------

 PERSON WITH    10     SHARED DISPOSITIVE POWER
                                                                0
--------------------------------------------------------------------------------

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         2,841,099 shares of Class A Common Stock (See Item 5)

--------------------------------------------------------------------------------

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                               23.62%

--------------------------------------------------------------------------------

    14    TYPE OF REPORTING PERSON*
                                                                 CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 501810 10 5             Schedule 13D                 Page 3 of 9 Pages


--------------------------------------------------------------------------------

     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             MCI WORLDCOM Network Services, Inc. 13-2745892

--------------------------------------------------------------------------------

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)
                                                                      (b)

--------------------------------------------------------------------------------

     3    SEC USE ONLY


--------------------------------------------------------------------------------

     4    SOURCE OF FUNDS*
                                                          OO (See Item 3)

--------------------------------------------------------------------------------

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                              Delaware
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  NUMBER OF      7     SOLE VOTING POWER
   SHARES                                             2,841,099 (See Item 5)
              ------------------------------------------------------------------

 BENEFICIALLY
   OWNED BY      8     SHARED VOTING POWER
                                                                0
              ------------------------------------------------------------------

    EACH
  REPORTING      9     SOLE DISPOSITIVE POWER
                                                      2,841,099 (See Item 5)
              ------------------------------------------------------------------

 PERSON WITH    10     SHARED DISPOSITIVE POWER
                                                                0
--------------------------------------------------------------------------------

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        2,841,099 shares of Class A Common Stock (See Item 5)


--------------------------------------------------------------------------------

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                               23.62%

--------------------------------------------------------------------------------

    14    TYPE OF REPORTING PERSON*
                                                                 CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 501810 10 5             Schedule 13D                 Page 4 of 9 Pages


Preliminary Statement

     This Amendment No. 1 (the "Amendment") amends the Schedule 13D (the "Schedule 13D") filed July 30, 1999. The cover page, Items 1, 2, and 5, and Appendix A of the Schedule 13D shall be amended and restated as follows. All other information in the Schedule 13D remains unchanged.

Item 1.   Security and Issuer

     This Amendment relates to shares of Class A Common Stock, par value $0.01 per share (the "Shares"), of LCC International, Inc. ("LCCI" or the "Company"), a Delaware corporation. The principal executive offices of LCCI are located at 7925 Jones Branch Drive, McLean, VA 22102.

Item 2.   Identity and Background

          (a)-(c), (f) The name, state of incorporation and business address of the persons filing this statement (together, the "Reporting Persons") are:

          (1)  WorldCom, Inc., a Georgia corporation
               500 Clinton Center Drive, Clinton, MS 39056, U.S.A.; and

          (2) MCI WORLDCOM Network Services, Inc. (formerly known as MCI Telecommunications Corporation), a Delaware corporation 500 Clinton Center Drive, Clinton, MS 39056, U.S.A.

     The   principal    business   of   WorldCom   and   its   subsidiaries   is
telecommunications.

     Information relating to the directors and executive officers of the Reporting Persons is contained in Appendix A attached hereto and is incorporated herein by reference.

     (d) and (e) Neither WorldCom nor the Purchaser nor, to the best of their knowledge, any of the persons listed in Appendix A has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 5.       Interest in Securities of the Issuer.

     (a) and (b). Under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Persons currently have beneficial ownership of 2,841,099 Shares of LCCI. This amount constitutes approximately 23.62% of the outstanding Shares, based upon a total of 12,026,436 outstanding Shares as of November 6, 2000, as represented by LCCI in LCCI's Form 10-Q for the Quarterly Period Ended September 30, 2000, as adjusted to give effect to the issuance of the shares. The percentage ownership of the Reporting Persons changed only as a result of a change in the number of outstanding shares; the Reporting Persons have made no purchases or dispositions of the Shares since the filing of the Schedule 13D.

     The Reporting Persons have the sole power to vote and the sole power to dispose such Shares. The filing of this Amendment shall not be construed as an admission that the Reporting Persons are the beneficial owner of any Shares other than those discussed in this paragraph.

     (c) To the best knowledge of the Reporting Persons, neither the Reporting Persons nor any directors or executive officers of any of the Reporting Persons and no other person described in Item 2 hereof have, beneficial ownership of, or has engaged in any transaction during the past 60 days in, any Shares.

CUSIP No. 501810 10 5             Schedule 13D                 Page 5 of 9 Pages

     (d) No one else will have the right to receive or the power to direct the receipt of dividends from the Shares owned by the Purchaser.

     (e) Not applicable.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2001

                              WorldCom, Inc.

                              By:                /S/ SCOTT D. SULLIVAN
                                       -----------------------------------------
                              Name:                Scott D. Sullivan
                              Title:     Chief Financial Officer and Secretary



                              MCI WORLDCOM Network
                              Services, Inc.

                              By:                /S/ SCOTT D. SULLIVAN
                                       -----------------------------------------
                              Name:                Scott D. Sullivan
                              Title:     Chief Financial Officer and Secretary

CUSIP No. 501810 10 5             Schedule 13D                 Page 6 of 9 Pages

                                   Appendix A

               INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
                        OFFICERS OF THE REPORTING PERSONS

     Directors and Executive Officers of WorldCom. Set forth below are the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of WorldCom, Inc. The principal address of WorldCom, Inc. and, unless otherwise indicated below, the current business address for each individual listed below is 500 Clinton Center Drive, Clinton, Mississippi 39056, U.S.A. Each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite the individual's name refers to employment with WorldCom, Inc. References to service with MCI WorldCom prior to September 1993 include service with LDDS Communications, Inc., a Tennessee corporation, which was the accounting, but not the legal, survivor of a three-way merger with Metromedia Communications Corporation and Resurgens Communications Group, Inc.


                                    Present Principal Occupation or Employment;
        Name and Current                   Material Positions Held During
        Business Address                        the Past Five Years
        ----------------            --------------------------------------------

CLIFFORD l. ALEXANDER, JR.          Mr.   Alexander   has  been  a  director  of
Alexander & Associates, Inc.        WorldCom   since   its   merger   with   MCI
400 C. Street, N.E.                 Communications    Corporation   ("MCI")   in
Washington, D.C.  20002             September  1998  (the  "MCI  Merger").   Mr.
U.S.A.                              Alexander  was a  director  of MCI until the
                                    MCI  Merger.   He  has  been   President  of
                                    Alexander  &  Associates,  Inc.,  management
                                    consultants,   since   1981   and  has  been
                                    Chairman and Chief Executive  Officer of The
                                    Dun & Bradstreet Corporation,  a provider of
                                    business-to-business  credit,  marketing and
                                    purchasing    information   and   commercial
                                    receivables   management   services,   since
                                    October  1999.  Mr.   Alexander  is  also  a
                                    director  of  Dreyfus   3rd  Century   Fund,
                                    Dreyfus  General Family of Funds,  Mutual of
                                    America  Life  Insurance  Company,  American
                                    Home  Products  Corporation  and IMS  Health
                                    Incorporated.

James C. Allen                      Mr.  Allen has been a director  of  WorldCom
3023 Club Drive                     since March 1998.  Mr. Allen is currently an
Destin, FL 32541                    investment   director   and  member  of  the
U.S.A.                              general  partner of Meritage  Private Equity
                                    Fund, a venture capital fund specializing in
                                    the  telecommunications  industry. Mr. Allen
                                    is  the  former  Vice   Chairman  and  Chief
                                    Executive  Officer and a former  director of
                                    Brooks Fiber Properties, Inc. ("BFP"), where
                                    he served in such capacities from 1993 until
                                    January 1998.  Mr. Allen served as President
                                    and  Chief   Operating   Officer  of  Brooks
                                    Telecommunications Corporation, a founder of
                                    BFP,  from  April  1993  until it was merged
                                    with BFP in January  1996.  Mr. Allen serves
                                    as a director of Verio Inc.,  Completel  LLC
                                    and  David   Lipscomb   University   and  is
                                    Chairman of Open Access Broadband  Networks,
                                    Inc.

CUSIP No. 501810 10 5             Schedule 13D                 Page 7 of 9 Pages


                                    Present Principal Occupation or Employment;
        Name and Current                   Material Positions Held During
        Business Address                        the Past Five Years
        ----------------            --------------------------------------------

JUDITH AREEN                        Ms.  Areen has been a director  of  WorldCom
Georgetown University Law Center    since its merger with MCI in September 1998.
600 New Jersey Avenue, N.W.         Ms.  Areen was a  director  of MCI until the
Washington, D.C.  20001             MCI  Merger.  She has  been  Executive  Vice
U.S.A.                              President for Law Center Affairs and Dean of
                                    the Law Center,  Georgetown University since
                                    1989. She has been a Professor of Law, Georgetown University, since 1976.

CARL J. AYCOCK                      Mr.  Aycock has been a director  of WorldCom
123 South Railroad Avenue           since 1983.  Mr.  Aycock served as Secretary
Brookhaven, MS  39601               of  WorldCom  from  1987 to 1995 and was the
U.S.A.                              Secretary  and Chief  Financial  Officer  of
                                    Master Corporation, a motel management and ownership company, from 1989 until 1992.
                                    Subsequent to 1992, Mr. Aycock has been self employed as a financial administrator.

MAX E. BOBBITT                      Mr.  Bobbitt has been a director of WorldCom
70 Beachside Drive                  since  1992.  Mr.  Bobbitt was a director of
Apt. D203                           Advanced   Telecommunications    Corporation
Vero Beach, FL 32963                ("ATC")  until its merger  with  WorldCom in
U.S.A.                              December  1992  (the  "ATC  Merger").  He is
                                    currently  a director  of Cereus  Technology
                                    Partners, Inc., a provider of Internet-based
                                    technology  services,  and Metromedia  China
                                    Corporation  ("MCC"), a  telecom-munications
                                    company.  From July 1998 to the present, Mr.
                                    Bobbitt   has   been  a   telecommunications
                                    consultant. From March 1997 until July 1998,
                                    Mr.  Bobbitt  served as President  and Chief
                                    Executive  Officer of MCC. From January 1996
                                    until March 1997,  Mr. Bobbitt was President
                                    and  Chief   Executive   Officer   of  Asian
                                    American   Telecommunications   Corporation,
                                    which was acquired by MCC in February  1997.
                                    From January 1995 until  January  1996,  Mr.
                                    Bobbitt was a telecommunications consultant.

BERNARD J. EBBERS                   Mr.  Ebbers  has been  President  and  Chief
                                    Executive  Officer of  WorldCom  since April
                                    1985. Mr. Ebbers has served as a director of WorldCom since 1983.

FRANCESCO GALESI                    Mr.  Galesi has been a director  of WorldCom
The Galesi Group                    since 1992. Mr. Galesi was a director of ATC
435 East 52nd Street                until  the ATC  Merger.  Mr.  Galesi  is the
New York, NY  10022                 Chairman and Chief Executive  Officer of the
U.S.A.                              Galesi  Group,   which  includes   companies
                                    engaged in distribution, manufacturing, real
                                    estate and  telecommunications.  Mr.  Galesi
                                    serves as a director  of Walden  Residential
                                    Properties,   Inc.,  and  Keystone  Property
                                    Trust.

STILES A. KELLETT, JR.              Mr.  Kellett  has  served as a  director  of
Kellett Investment Corporation WorldCom since 1981. Mr. Kellett has been 200 Galleria Parkway, Suite 1800 Chairman of Kellett Investment Corporation
Atlanta, GA 30339                   since 1995. Mr. Kellett serves as a director
U.S.A.                              of Netzee, Inc.

CUSIP No. 501810 10 5             Schedule 13D                 Page 8 of 9 Pages



                                    Present Principal Occupation or Employment;
        Name and Current                   Material Positions Held During
        Business Address                        the Past Five Years
        ----------------            --------------------------------------------

GORDON S. MACKLIN                   Mr.  Macklin has been a director of WorldCom
8212 Burning Tree Road              since its merger with MCI in September 1998.
Bethesda, MD 20817                  Mr.  Macklin was a director of MCI until the
U.S.A.                              MCI  Merger.  Mr.  Macklin  is  currently  a
                                    corporate financial advisor. From 1993 until
                                    1998, Mr. Macklin served as Chairman,  White
                                    River Corporation,  an information  services
                                    company.  Mr.  Macklin is also a director of
                                    White  Mountains   Insurance  Group,   Ltd.,
                                    Overstock.com,       Martek      Biosciences
                                    Corporation,   MedImmune,   Inc.,  Spacehab,
                                    Inc.,  and  director,  trustee  or  managing
                                    general  partner,  as the case may be, of 47
                                    of the investment  companies in the Franklin
                                    Templeton  Group of Funds.  Mr.  Macklin was
                                    formerly   chairman,   Hambrecht  and  Quist
                                    Group; and President, National Association of Securities Dealers, Inc.

BERT C. ROBERTS, JR.                Mr. Roberts has been a director and Chairman
WorldCom, Inc.                      of the Board of  WorldCom  since its  merger
500 Clinton Center Drive            with MCI in September  1998. He was Chairman
Clinton, MS 39056                   of  the  Board  of MCI  from  June  1992  to
U.S.A.                              September   1998,   when  it   merged   with
                                    WorldCom.  He was Chief Executive Officer of
                                    MCI from December 1991 to November  1996. He
                                    was President and Chief Operating Officer of
                                    MCI  from  October  1985  to June  1992  and
                                    President of MCI WORLDCOM Network  Services,
                                    Inc. from May 1983 to June 1992. Mr. Roberts
                                    is  a  director  of  The  News   Corporation
                                    Limited, Telefonica de Espana, S.A., Valence
                                    Technology, Inc. and CAPCure.

JOHN W. SIDGMORE                    Mr.  Sidgmore serves as Vice Chairman of the
WorldCom, Inc.                      Board of WorldCom.  Mr.  Sidgmore has been a
22001 Loudoun County Parkway        director  of  WorldCom  since the MFS Merger
Ashburn, VA  20147                  and has  served as a  director  of MFS since
U.S.A.                              August  1996.  From the MFS Merger until the
                                    MCI  Merger,  Mr.  Sidgmore  served  as Vice
                                    Chairman  of the Board and Chief  Operations
                                    Officer  of  WorldCom.   Mr.   Sidgmore  was
                                    President and Chief Operating Officer of MFS
                                    from August  1996 until the MFS  Merger.  He
                                    was  Chief   Executive   Officer   of  UUNET
                                    Technologies,  Inc. ("UUNET") from June 1994
                                    until October  1998,  and President of UUNET
                                    from  June  1994 to  August  1996  and  from
                                    January 1997 to September 1997. Mr. Sidgmore
                                    has  been a  director  of UUNET  since  June
                                    1994.  From 1989 to 1994,  he was  President
                                    and   Chief   Executive   Officer   of   CSC
                                    Intelicom,  a  telecommunications   software
                                    company.  Mr.  Sidgmore is a director of ADC
                                    Telecommunications,  Inc., and MicroStrategy
                                    Incorporated.

SCOTT D. SULLIVAN                   Mr. Sullivan has been a director of WorldCom
                                    since  1996.  Mr.  Sullivan  serves as Chief
                                    Financial Officer and Secretary of WorldCom.
                                    From the ATC Merger until December 1994, Mr.
                                    Sullivan   served  as  Vice   President  and
                                    Assistant  Treasurer of WorldCom.  From 1989
                                    until  1992,  Mr.   Sullivan  served  as  an
                                    executive   officer  of  two   long-distance
                                    companies, including ATC. From 1983 to 1989,
                                    Mr. Sullivan served in various capacities with KPMG LLP.

CUSIP No. 501810 10 5             Schedule 13D                 Page 9 of 9 Pages

     Directors and Executive Officers of the Purchaser. Set forth below are the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of the Purchaser. The principal address of the Purchaser and, unless otherwise indicated below, the current business address for each individual listed below is 500 Clinton Center Drive, Clinton, MS 39056, U.S.A. Each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite the individual's name refers to employment with the Purchaser.

BERNARD J. EBBERS        Director,  President and Chief  Executive  Officer.
                         See description above.

SCOTT D. SULLIVAN        Secretary,  Treasurer and Chief Financial  Officer.
                         See description above.